

Mail Stop 4631

March 2, 2016

Via E-mail
Mr. Andrew G. Lampereur
Chief Financial Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, Wisconsin 53051

> **Re:** **Actuant Corporation**
> **Form 10-K for Fiscal Year Ended August 31, 2015**
> **Filed October 28, 2015**
> **Response Dated February 25, 2016**
> **File No. 1-11288**

Dear Mr. Lampereur:

We have reviewed your February 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Segment Results, page 17

1. We note your response to comment 1 in our letter dated February 5, 2016, in which you note that the Energy reportable segment sales were impacted by changes in volume and pricing. However, your discussion and analysis on page 18 of the fiscal year 2015 Form 10-K does not provide an analysis of the changes in volume and/or pricing on net sales. We continue to request that you provide the information required by Item 303(a)(3)(iii) of Regulation S-K for the Energy reportable segment.

<u>Consolidated Statements of Earnings, page 28</u>

2. Please tell us your consideration of separately presenting net sales from services and rental income from net sales of products with the corresponding presentation for cost of sales. Please refer to Article 5-03.1 of Regulation S-X for guidance.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

   Sincerely,

   /s/ Terence O'Brien

   Terence O'Brien
   Accounting Branch Chief

   Office of Manufacturing and Construction